UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement:
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Vironix Health Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 8, 2020

Physical address of issuer
6001 W Parmer Lane
Ste. 370-453
Austin, TX 78727

Website of issuer
https://vironix.ai/

Current number of employees
6

	Fiscal year-end (2023)	Prior fiscal year (2022)
Total Assets	$1,424,170.20	$1,190,951
Cash & Cash Equivalents	$ 842,883.13	$709,378
Accounts Receivable	$0	$0
Short-term Debt	$ 37,841.22	$31,476
Long-term Debt	$0	$0
Revenues/Sales	$ 2,325.25	$57
Cost of Goods Sold	$0	$0
Taxes Paid	$ 1,180.81	$0
Net Income	$(792,139.20)	$(302,311)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ _____
(Signature)

Sumanth Swaminathan, PhD
(Name)

Co-Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ _____
(Signature)

Sumanth Swaminathan
(Name)

Chairman, Co-Founder & CEO
(Title)

April 30, 2024
(Date)

EXHIBIT A
(EXHIBIT A TO FORM C-AR)

April 30, 2024

Vironix Health Inc.



FORM C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Vironix Health Inc., a Delaware corporation (the "Company", as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy and adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at https://vironix.ai/ **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations it he future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 30, 2024

THIS FORM DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Vironix Health Inc. is a Delaware corporation, incorporated on April 8, 2020.

The Company is located at 6001 W Parmer Lane, Ste. 370-453, Austin, TX 78727.

The Company's website is https://vironix.ai/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

1. Investing in early stage companies without a proven track record of performance or sound liquidity such as Vironix Health Inc. is highly speculative in nature and presents significant risk to you.. In short. you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

2. Like the company, many companies engaging in crowd funding are early-stage start-ups with ahigh likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or thill you will ever be in il place to exit your investment for a profit or a loss.

3. As with all investments, you should proceed with caution, do your own research, due diligence. and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

4.   With early-stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company.

5.   Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited ava1labil1ty of public information and historical records, or limited time in business, There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on future needs of the company, which may dilute or devalue prior investor securities.

6.   The company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e. directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The company does not possess, nor will it be required to implement these and other such controls and investor protections.

7.   Sales and revenue projections are based on hypothetical market estimates. However, the company may not be able to successfully maintain. promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the company operates. Inability to successfully market the company and increase its customer base will adversely impact the company's operations and inhibit success while posing a risk to shareholder investment.

8.   The company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the company and shareholder value. Your investment may be adversely impacted by the company's reliance on third party service providers and their performance.

9.   The company will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely depend1mt upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The company's failure to successfully raise operating capital or effectively monetize Its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

10.   The market in which the company operates is highly competitive and is likely to become increasingly competitive in the future. The company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the company's financial performance.

11.   The projected use of funds and proceeds from this Regulation CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the company's discretion. The company's investors should be comfortable with the provided intended fund usage description and understand the company's leadership and management team reserves, the right to re-allocate the use of proceed funds bused on the needs of the company.

12.   Data and information regarding the company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of fund and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early-stage companies such as the company.

13.   The company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the

company, possibly at a lower price. Future, offerings may provide the new investors with advantages not available to you as a previous investor.

14.   Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Risks Related to the Unforeseen or Catastrophic Events and Related Economic and Market Conditions

1.   The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, epidemic, or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair the Company's ability to manage its businesses and result in losses. The occurrence of such events in the United States and throughout the world, and the political or military response to any such events may have an adverse effect on general economic conditions, consumer and business confidence and general market liquidity. The occurrence of any of these events now or in the future could have a material adverse effect on the Company's business, financial condition or results of operations.

2.   Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

3.   The potential worldwide financial and credit crisis may reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. The shortage of liquidity and credit combined with potential substantial losses in worldwide equity markets may lead to an extended economic recession. Disruptions, uncertainty or volatility in the financial markets may limit the Company's access to capital. The Company is materially affected by conditions in the global financial markets and economic conditions generally, both directly and through their impact on client activity levels. The Company's financial performance is highly dependent on the environment in which its business operates.

BUSINESS

Description of the Business

Vironix develops machine-learning prediction algorithms for early identification of infectious illness, personalized remote monitoring, and long-term care management for patients diagnosed with or at-risk of viral & chronic illness. Vironix currently has early detection and remote monitoring API products for Covid-19, Influenza, Sepsis, Chronic Lung Disease, and Heart Failure.

The Company's Products and/or Services

Product / Service	Description	Current Market
Software	Provides detection for health deterioration, interpreted continuous monitoring of signs and symptoms, pre-screening for the likelihood of viral infection, personalized health recommendations, compliance with regulatory mandates.	Physicians.

Competition

Our next closest competitor is WebMD, which reaches 56 percent in diagnostic accuracy. Our algorithms outperformed panels of specialists (pulmonologists, cardiologists, etc.) in identifying exacerbations and triaging their severity in hundreds of clinically and statistically diverse patient scenarios. Vironix's superior diagnostic accuracy and triage accuracy means we can send people to the right place for the care they need. Note that Vironix's AI products evolve and improve every day. The above figures include peer-reviewed algorithm performance and clinical efficacy data spanning 6 years of our research. Vironix's current AI capabilities incorporate methods from the above studies, but our products implement a broader and more advanced set of prediction models and user workflows.

Customer Base

Vironix recruits and administers its product to physicians (we act as a remote monitoring arm of the doctor). This model generates $100-$400 per patient, per month through established health insurance reimbursement CPT codes which then gets shared with Vironix to eliminate any risk on the physician or upfront investment of capital or time.

Intellectual Property

Using our patent pending early detection technology (USPTO: 63/316,078), we not only make predictions but encode the patient experience with preventative care software. As a result, we've successfully gathered clinical patient data indicating that our solution improves health. We've also published peer-reviewed studies with the best academic research institutions in the world.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The company is not involved in any current litigation matters.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities	Education
Sumanth Swaminathan	Chairman, Co-Founder & CEO	Build company infrastructure, develop business models, develop algorithm methodologies for the company's core IP, raise capital, build a core company team.	Masters & PhD in Applied Mathematics from Northwestern University
Sriram Ramanathan	Co-Founder and CTO	Developing the company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure.	MS from University of South Florida

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 6 full-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Type of security	Common Stock
Amount outstanding/Face Value	665,048
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.

Type of security	Class A Founders Stock
Amount outstanding/Face Value	375,000
Voting Rights	Yes (10x)
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.

Type of security	Series Seed-1 Preferred Stock
Amount outstanding/Face Value	61,036
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.

Type of security	Series Seed-2 Preferred Stock
Amount outstanding/Face Value	70,381
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.

Type of security	Series Seed-3 Preferred Stock
Amount outstanding/Face Value	18,375
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.

Type of security	Series Seed-4 Preferred Stock
Amount outstanding/Face Value	41,192
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.

Type of security	Series Seed-5 Preferred Stock
Amount outstanding/Face Value	3,392
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.

Additionally, the Company has established the 2022 Equity Incentive Plan for which 143,611 shares of Common Stock are authorized for issuance hereunder. At the filing of this Form C-AR, 69,100 shares of Common Stock are issued and outstanding under this plan.

Ownership
A majority of the Company is owned by Sumanth Swaminathan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held
Sumanth Swaminathan	350,000 Class A Founder's Stock 378,000 Common Stock

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Vironix Health Inc. (the "**Company**") was incorporated on April 8, 2020 under the laws of the State of Delaware, and is headquartered in Austin, TX. The company is a certified minority-owned business. The company plans to earn revenue using a sass platform leveraging AI technology for remote monitoring of patients with heart and lung diseases.

Liquidity and Capital Resources
The proceeds from an offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Debt Convertible into Equity	$275,000	6	Product Development and General Working Capital	11/12/20 11/25/20 11/30/20 12/4/20 3/1/21	Reg D 506(b)
SAFE	$175,000	3	Product Development and General Working Capital	10/18/21	Reg D 506(c)
Preferred Stock	$276,001	9	Product Development and General Working Capital	4/21/21 8/31/22	Reg D 506(c)
Preferred Stock	$934,369	194	Product Development and General Working Capital	4/22/22	Reg. CF
Debt Convertible into Equity	$600,000	6	Product Development and General Working Capital	11/21/23 – 3/4/24	Reg D 506(b)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

EXHIBIT B
Financials

Vironix Health, Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10005 Chase Checking	17,647.59
10010 Live Oak Savings	825,235.54
Total Bank Accounts	**$842,883.13**
Accounts Receivable	
11000 Accounts receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
12000 Prepaid expense	0.00
12001 Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$842,883.13**
Other Assets	
16000 Intangible assets	0.00
16050 Developed software	577,029.27
16060 Intellectual Property	4,257.80
Total 16000 Intangible assets	**581,287.07**
17005 Security deposit	0.00
Total Other Assets	**$581,287.07**
TOTAL ASSETS	**$1,424,170.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts payable	27,945.36
Total Accounts Payable	**$27,945.36**
Other Current Liabilities	
22210 Payroll liabilities	195.86
22250 Shareholder loan	9,700.00
Total Other Current Liabilities	**$9,895.86**
Total Current Liabilities	**$37,841.22**
Long-Term Liabilities	
25000 Convertible notes	
25005 Convertible note proceeds	0.00
25010 Convertible note interest	0.00
Total 25000 Convertible notes	**0.00**
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$37,841.22**

Vironix Health, Inc

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
30010 Series A preferred, par	3.75
30011 Series B preferred, par	1.24
30050 Common stock, par	6.77
31100 APIC	
31110 Additional paid in capital	2,481,529.46
31120 SAFE	175,000.00
31999 Stock issuance	-10,000.00
Total 31100 APIC	**2,646,529.46**
39999 Retained Earnings	-468,073.04
401K Owner Distributions	0.00
Net Income	-792,139.20
Total Equity	**$1,386,328.98**
TOTAL LIABILITIES AND EQUITY	**$1,424,170.20**

Vironix Health, Inc

Profit and Loss
January - December 2023

	TOTAL
Income	
40500 Pilot revenue	2,325.25
Total Income	**$2,325.25**
GROSS PROFIT	**$2,325.25**
Expenses	
60000 Research and Development	6,698.30
60015 Materials and supplies	5,568.43
60020 Other direct expense	
60025 Direct legal	3,090.00
Total 60020 Other direct expense	**3,090.00**
60040 Subcontract and university	6,163.72
60050 Direct personnel	
60055 Direct wages	37,500.00
60056 Direct labor fee	36,456.20
Total 60050 Direct personnel	**73,956.20**
60070 Direct travel	37,795.84
60075 Direct meals, limited to GSA	628.28
Total 60000 Research and Development	**133,900.77**
70000 General and administrative	270.10
70005 Advertising and Promotion	2,379.18
70010 Automobile Expense	80.00
70015 Bank Service Charges	700.00
70030 Computer and Internet Expenses	877.29
70060 Dues and Subscriptions	7,542.50
70080 Insurance Expense	4,190.70
70090 Professional Liability	6,157.43
Total 70080 Insurance Expense	**10,348.13**
70110 Legal and professional fees	0.00
70115 Accounting	10,135.00
70120 General legal	23,400.00
70130 Payroll service fees	12,218.93
70131 401K Administration Fees	918.87
70135 Other professional	66,114.06
Total 70110 Legal and professional fees	**112,786.86**
70150 Miscellaneous Expense	0.00
70160 Office Supplies	592.21
70170 Postage and Delivery	261.34
70180 Rent and utilities	
70190 Utilities	64.94
Total 70180 Rent and utilities	**64.94**
70205 Small equipment	14,794.16

Vironix Health, Inc

Profit and Loss

January - December 2023

	TOTAL
70210 Tax expense	
70220 Tax (non-income)	1,180.81
Total 70210 Tax expense	**1,180.81**
70240 Telephone Expense	47.94
70250 Travel, meals and entertainment	10,750.83
70260 Meals and Entertainment	9,092.74
70265 Travel Expense	9,521.90
Total 70250 Travel, meals and entertainment	**29,365.47**
70270 Wages and benefits	
70280 Salary and wages	377,751.04
70300 Fringe benefits	
70320 Employer payroll tax	30,041.77
70325 Health Insurance	23,173.96
70330 Retirement benefits	73,193.93
Total 70300 Fringe benefits	**126,409.66**
Total 70270 Wages and benefits	**504,160.70**
Total 70000 General and administrative	**685,451.63**
75000 Sales and Marketing	5,347.59
Total Expenses	**$824,699.99**
NET OPERATING INCOME	**$ -822,374.74**
Other Income	
80100 Interest income	30,235.54
Total Other Income	**$30,235.54**
NET OTHER INCOME	**$30,235.54**
NET INCOME	**$ -792,139.20**